Exhibit 12
Lockheed Martin Corporation
Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Nine Months Ended
	September 24,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings
Earnings from continuing operations before income taxes	$3,577	$4,886	$4,299	$4,677	$3,715	$3,388
Interest expense	477	663	443	340	350	383
Undistributed losses (earnings) from equity investees, net	5	(173)	(83)	(91)	(91)	20
Portion of rents representative of the interest factor	14	31	36	41	48	48
Earnings from continuing operations before income taxes, as adjusted	$4,073	$5,407	$4,695	$4,967	$4,022	$3,839
Fixed Charges
Interest expense	$477	$663	$443	$340	$350	$383
Portion of rents representative of the interest factor	14	31	36	41	48	48
Total fixed charges	$491	$694	$479	$381	$398	$431
Ratio of Earnings to Fixed Charges	8.3	7.8	9.8	13.0	10.1	8.9
The ratio of earnings to fixed charges is a measure of our ability to meet the interest requirements of our outstanding debt securities and leases with current period earnings. A positive ratio indicates that earnings are sufficient to cover our interest requirements for the periods shown.